Hamilton Square
600 Fourteenth Street, N.W
Washington, D.C. 20005-2004
202.220.1200
Fax: 202.220.1665
Thomas L. Hanley
direct dial: 202.220.1513
direct fax: 202.220.1665
hanleyt@pepperlaw.com
July 9, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attention:	H. Christopher Owings Assistant Director Division of Corporation Finance

Re:	lululemon athletica inc. (f/k/a Lululemon Corp.) Registration Statement on Form S-1 Commission File No. 333-142477
Dear Mr. Owings:
     We are writing on behalf of our client, lululemon athletica inc. (f/k/a Lululemon Corp.) (the “Company”), with respect to certain comments raised by the staff (the “Staff”) of the Division of Corporation Finance in connection with its review of the Company’s registration statement on Form S-1 (the “Registration Statement”) relating to the proposed initial public offering of Company common stock by the Company and certain selling stockholders (“IPO”). The additional response and analysis set forth in this letter is intended to follow-up on the Company’s prior written responses to the Staff’s comments and our subsequent conversations with you and other Staff members and to further explain why the Company continues in its belief that the Company’s pre-IPO reorganization and the IPO should not be subject to integration and that the selling stockholders participating in the IPO need not be identified as underwriters with respect to the IPO.
     For convenience of reference, we have reproduced in Exhibit A to this letter the relevant Staff comments contained in its letters dated May 31, 2007 and June 27, 2007 and the Company’s responses contained in its letters dated June 11, 2007 and June 29, 2007.

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Securities and Exchange Commission
July 9, 2007

Executive Summary
     The main points we address in this letter are as follows:
•	The Staff has indicated its view that (i) the Company’s reorganization should be integrated with the IPO and (ii) as a result of such integration, the selling stockholders are statutory underwriters and the Registration Statement must include disclosure that the selling stockholders “are” underwriters (and not simply that they “may be deemed to be” underwriters).

•	As further explained in our previous written responses to the Staff’s comments, reproduced in Exhibit A, we believe that integration is not appropriate under Rule 152, the Black Box no action letter and related authority because, among things:
(1) the Company’s private equity investors made their decision to invest in the Company in December 2005 and none of the Company’s stockholders will make a new investment in the Company in connection with the reorganization;
(2) the reorganization did not involve any capital-raising activities, nor did it result in any change in the relative percentage interest of any of the holders of equity interests of the Company;
(3) the Reorganization Agreement (as defined below) was entered into prior to the filing of the Registration Statement;
(4) the Reorganization Agreement was entered into pursuant to a pre-existing contractual commitment of the stockholders and the Company;
(5) at the time the Reorganization Agreement was entered into, the stockholders were committed to undertake the reorganization, subject only to conditions outside their control; and
(6) we do not believe that using the IPO price as a component of the preferred stock conversion formula constitutes a material term of the reorganization that will not be fixed until the IPO based upon guidance the Staff has provided in the past; indeed, the Staff itself in Black Box passed on a conversion formula that was substantively identical in the relevant respect.
•	We also believe, independently of the analysis under Rule 152 and Black Box, that integration is not warranted under the Staff’s “Five Factors” approach.

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July 9, 2007

•	The Staff’s position that the Registration Statement must include unqualified disclosure that the selling stockholders “are” underwriters is also inconsistent with disclosure practice in other recent IPOs.

•	Because the reorganization does not involve any new investment in the Company by the selling stockholders, and because the IPO is fully underwritten by a syndicate of leading investment banks, the IPO does not raise the policy concerns that have resulted in similar “underwriter” disclosure in connection with other types of offerings, such as resale shelves for PIPE transactions, and including the IPO in the same category as those offerings does not enhance protection of investors in the IPO.
     Although the Company continues in its belief that the Company’s pre-IPO reorganization and the IPO should not be subject to integration and that the selling stockholders participating in the IPO should not be considered underwriters with respect to the IPO, in the interests of resolving these matters and allowing the Company to proceed with the IPO on its planned schedule, the Company has suggested (and the selling stockholders have concurred) including language in the underwriting section of the Registration Statement that with respect to the shares sold for their respective accounts, the selling stockholders “may be deemed to be” underwriters.
The Proposed IPO and Staff Comments
     The Company is proposing to conduct an IPO which will include the sale of shares of its common stock to the public by the Company and by certain of its stockholders through a firm commitment underwriting being led by Goldman, Sachs & Co. and Merrill Lynch & Co. As part of agreements entered into by the Company and certain investors in December 2005 in connection with an investment by a group of private equity investors, which was further refined in an agreement dated April 26, 2007, the Company and its stockholders agreed to a corporate reorganization in connection with an IPO for the purpose of simplifying the Company’s capital structure, centralizing the ownership interests of the current holders of equity interests of the Company and its operating subsidiaries, and otherwise adopting a corporate and capital structure the Company believes appropriate as it moves from being privately-held to being publicly-held. The need for the reorganization is similar to that frequently experienced by other non-U.S. enterprises or enterprises with significant non-U.S. ownership, for which complicated corporate restructurings are often necessary for cross-border tax reasons or other reasons in advance of a U.S. IPO.
     This reorganization involved only persons who already held direct or indirect equity interests in the Company. The reorganization did not involve any capital-raising activities, nor did it result in any change in the relative percentage interest of any of the holders of equity interests of the Company. The Company subsequently filed the Registration Statement relating to the IPO with the Securities and Exchange Commission (the “Commission”) on May 1, 2007.

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     In its first comment letter, dated May 31, 2007, the Staff requested that the Company explain why the Company’s reorganization should not be integrated with the IPO. In its response, the Company addressed the applicability of Rule 152 to its particular facts and circumstances, including, as requested, a discussion of the Staff’s interpretations included in the Black Box and Squadron, Ellenoff no action letters. The Company also provided an analysis based on the “Five Factors” test.
     In its second comment letter, dated June 27, 2007, the Staff indicated that because the number of shares to be issued in the reorganization pursuant to the conversion of the preferred stock would be determined based on the IPO offering price, a material term of the reorganization was not yet fixed and therefore the Company could not rely on Rule 152 to avoid integration. The Staff also indicated, as part of its integration comment, its belief that those stockholders proposing to sell shares in the IPO must be identified as underwriters in the IPO prospectus. In response, the Company provided a more detailed analysis of the reorganization and related agreements in light of the Commission’s positions articulated in Black Box and Squadron, Ellenoff, including the relationship between the April 26, 2007 agreement addressing the mechanics of the reorganization and the agreement reached on December 5, 2005 in connection with the above referenced investment by a group of private equity investors that addressed the need for a reorganization if, at a later date, the Company desired to pursue a public offering of its securities.
     During the course of subsequent telephone conversations with the Staff during the week of July 2, we noted that the feature of the conversion formula to which the Staff has objected had been present in Black Box and in several other recent IPOs involving pre-IPO reorganizations (and in which there had not been disclosure that the selling stockholders were or might be deemed to be underwriters). The Staff reiterated its position that the reorganization should be integrated with the IPO and that the selling stockholders should be named as underwriters without offering a basis to distinguish our case from Black Box or the other IPOs similar to ours that we had discussed with the Staff. As a result of the outstanding comment, the Company has been forced to delay printing its red herring preliminary prospectus and to truncate its investor road show in order to maintain any possibility of completing the IPO before September.
Factual Background — 2005 Investment and Planned Reorganization and 2007 Reorganization Agreement
     2005 Investment
     Prior to December 2005, Dennis Wilson (the “Founder”), directly or indirectly, owned all of the issued and outstanding equity of Lululemon Athletica Inc., a company organized under the laws of British Columbia (“Lulu Canada”), and Lululemon Athletica USA Inc., a Nevada corporation (“Lulu USA”), and their respective subsidiaries.

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July 9, 2007

     In December 2005, the Founder agreed to sell 48% of his interest in Lulu Canada and Lulu USA and their respective subsidiaries (collectively, the “Lululemon Group”) to third party investors. These third party investors were private equity funds managed by Advent International Corporation, Brooke Private Equity and Highland Capital Partners (collectively, the “Institutional Investors”). In conjunction with this investment, a complex corporate and capital structure was adopted to address the needs of the Company as a business operating both in Canada and the United States and the different tax, ownership and investment structure requirements of the Founder and the Institutional Investors.
     The Institutional Investors desired to structure their investment in the Lululemon Group by creating a holding company formed under United States law that would own all of the issued and outstanding capital Lulu Canada and Lulu USA. As a Canadian resident, the Founder’s transfer of his interest in Lulu Canada and Lulu USA to a United States-based holding company would have triggered a significant tax burden for the Founder. Accordingly, the Founder continued to hold a 52% equity interest in the Lululemon Group through two Canadian holding companies, LIPO Investments (USA) Inc. (“LIPO USA”), and LIPO Investments (Canada) Inc. (“LIPO Canada”), while the Institutional Investors purchased their 48% equity interest in the Lululemon Group through the Company. This structure served to mitigate the Founder’s tax exposure in the sale of his 48% interest in the Lululemon Group to the Institutional Investors.
     A more detailed summary of the structure of the investment is set forth on Exhibit B hereto, and the pre-reorganization structure chart is presented for ease of reference on Exhibit C hereto.
     Planned Reorganization as of December 2005
     In partial consideration for the Institutional Investors’ agreement to structure their investment in a manner that would mitigate the Founder’s tax exposure, the Founder agreed that the Company and its subsidiaries would be reorganized in the event of a liquidity event such as the Company’s sale or the public offering of the Company’s securities. Accordingly, on December 5, 2005, the Founder and the Institutional Investors entered into stockholders agreements with respect to their ownership in the Company, Lulu Canada and Lulu USA, with each agreement contemplating a reorganization of the Company, Lulu Canada and Lulu USA upon the occurrence of one of the aforementioned liquidity events.
     Specifically, the Company’s December 5, 2005 stockholders agreement provides that if the Company effects an initial public offering of its securities, the Company, the Institutional Investors and the Founder (directly or indirectly through his holding companies, LIPO Canada and LIPO USA) would effect a reorganization whereby Lulu Canada and Lulu USA would become direct or indirect wholly-owned subsidiaries of the Company. Similar obligations are imposed on the parties in the December 5, 2005 Lulu USA and Lulu Canada stockholders agreements. The reorganization contemplated by these agreements was designed in a manner to preserve the relative percentage interest of each holder of equity interest in the

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July 9, 2007

overall Lululemon Group at the same level as it existed prior to the reorganization, and did not permit or require any additional investment by the Founder or the Institutional Investors in connection with the reorganization. As noted previously, the purpose of the reorganization is to simplify the Company’s capital structure, centralize the ownership interests of the current holders of equity interests of the Company and its operating subsidiaries, and otherwise adopt a corporate and capital structure the Company believes appropriate as it moves from being privately-held to being publicly-held.
     Completed Reorganization as of April 26, 2007
     As the Company has proposed to conduct an IPO, the Company, Lulu Canada, Lulu USA and their respective stockholders (including, without limitation, the Institutional Investors and the Founder) have taken steps to implement the reorganization that was agreed to in December 2005. In order to implement the agreed-upon reorganization and define the specific mechanics of the reorganization, the Company, Lulu Canada, Lulu USA and each of their respective stockholders (including, without limitation, the Institutional Investors and the Founder) entered into the Agreement and Plan of Reorganization, dated April 26, 2007 (the “Reorganization Agreement”). Consistent with the agreement of the parties in December 2005, the reorganization was structured in a manner to ensure that (i) the relative percentage ownership of the stockholders in the Company, Lulu Canada and Lulu USA did not change (Exhibit D attached hereto provides detail showing the lack of effect on the relative percentage ownership), (ii) no capital infusion would be required from or would be permitted to be made by any stockholder of the Company, Lulu Canada or Lulu USA in connection with the reorganization, and (iii) Lulu Canada and Lulu USA became direct or indirect wholly-owned subsidiaries of the Company.
Analysis — No Integration under Rule 152 or under “Five Factors”
     Rule 152 Applies Such That There Is No Integration Issue
     The Staff has indicated that the reorganization should be integrated with the IPO because the Company has “not yet fixed a material term” of the reorganization — namely, the number of shares of common stock to be issued in the reorganization upon conversion of the preferred stock, which depends in part on the IPO price. The Staff’s position in this regard presumes that the reorganization has not been “completed” for purposes of Rule 152 and, therefore, the reorganization and the IPO are concurrent transactions that should be subject to integration.
     In the past, the Staff’s position has been that a private offering will be deemed to be “completed” for purposes of Rule 152 once the only remaining conditions to its closing are outside of the control of the private offering investors, such that their investment decisions have been made prior to the filing of the IPO registration statement. In Black Box the Staff granted no-action relief where the issuer had outstanding preferred securities that would convert into

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July 9, 2007

common stock upon pricing of its IPO. The number of shares issuable upon such conversion was governed by a formula based upon the price ultimately set in the IPO.1
     Applying these concepts to the Company’s situation, the Company believes that the recapitalization has been “completed” and that Rule 152 should apply so as to prevent integration of the reorganization and the IPO for the following reasons:
•	“Investment Decision” Made at the Time of Each Reorganization Participant’s Irrevocable Commitment. The participants in the reorganization were irrevocably committed to the reorganization (i) as of December 5, 2005, when the Institutional Investors made their investment and they, the Founder and the relevant Lululemon Group entities executed the stockholders agreements that provided for a reorganization, or (ii) at the latest, April 26, 2007, when the Reorganization Agreement, which was designed to implement the agreed-upon reorganization and define the specific mechanics of the reorganization, was signed. In either case, the irrevocable commitments were made prior to the filing of the Registration Statement.

•	Determination of the IPO Price Is Not Within the Control of the Selling Stockholders. The IPO price will be determined through negotiation between the underwriters of the IPO and the Company, with the decisions on behalf of the Company being made by the Pricing Committee of the Company’s Board of Directors (the “Pricing Committee”), in such directors’ capacities as members of the Pricing Committee and as fiduciaries representing the best interests of the Company and its stockholders. As described in the Registration Statement, certain of the Company’s directors are affiliated with the selling stockholders. Because of the potential conflicts of interest that could arise if directors who are affiliated with selling stockholders were involved in the negotiation of the IPO price, the Board of Directors intends to appoint to the Pricing Committee only those directors who have no affiliation with selling stockholders and who were not themselves participants in the reorganization. In addition, the selling stockholders are participating in the IPO pursuant to “piggyback” registration rights that allow them to sell shares as part of an underwritten offering undertaken by the Company. As such, the selling stockholders do not have a contractual or other right to determine the IPO price. (Note that in view of that fact that the Reorganization Agreement does not prescribe the composition of the Pricing Committee, the action of the Board of Directors to assign only “independent” directors to this committee does not constitute the type of post-filling renegotiation of private placement terms that may result in additional integration issues).

[1]	See, for example, the description in the Black Box letter of the formula for determining securities issuable to holders of the issuer’s “Senior Preferred” (as that term is defined in the letter).

Securities and Exchange Commission
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•	The IPO Price Is Not a Material Term of the Reorganization As the IPO Price Variable Does Not Change the Stockholders’ Relative Ownership Percentage. The relative ownership percentages of the stockholders were determined as of December 5, 2005 and the mechanism for delivering the correct number of shares based upon the reorganized corporate structure was determined as of April 26, 2007, in each case prior to the filing of the Registration Statement. Once these ownership percentages became fixed, the investment decision of each stockholder was complete, as the remaining condition (the IPO price) has no effect on each stockholder’s percentage ownership relative to the other stockholders, and, therefore, is irrelevant to any investment decision. The IPO price variable, while not set as of the filing date of the Registration Statement, is simply a variable used to calculate the number of shares issuable to each of the stockholders, but has no effect on their relative percentage ownership interests in the Company. Because the IPO price variable has no effect on the relative percentage ownership interests of the stockholders, the fact that it is was not set as of the time the Registration Statement was filed should not mean that the reorganization was not “completed” because that price is not relevant to the decision by the stockholders to agree to the reorganization. The Company has previously presented to the Staff numerous precedents — including Black Box itself — where the existence of such a variable does not seem to have resulted in the Staff raising integration concerns.[2] We fail to understand the distinction between our case and Black Box and these precedents.
     As you know, corporate and capital restructurings like the Company’s reorganization are common for firms contemplating an IPO. As is the case with the Company’s reorganization, these usually do not involve any additional capital-raising activities, the participants are current holders of equity interests, and the reorganization is undertaken because of the perceived desirability to IPO candidates of adopting a corporate and capital structure similar to other public companies rather than a transaction undertaken to change the relative interests of each of the current holders as between the pre-reorganization and post-reorganization/IPO firm. Many of these (e.g., forward and reverse stock splits, exchanges of one security for another of the same issuer) either do not implicate any “offer or sale” issues or fall within an exemption such as that provided by Section 3(a)(9). Others, particularly those involving pre-IPO structures used to accommodate the specific tax, investment and regulatory needs of foreign and cross-border firms and investors such as the Company and certain of its key stockholders, often need to rely on Rule 152 and related Staff interpretations, to effect these corporate and capital structure modifications, even though the Commission has acknowledged

[2]	These precedents include: (i) Solera Holdings, Inc., May 10, 2007; (ii) Consolidated Communications Holdings, Inc., July 21, 2005; (iii) VistaPrint Limited, August 15, 2005; (iv) RBC Bearings Incorporated, August 9, 2005; and (v) Kirkland’s, Inc., July 10, 2002.

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that these are not the types of transactions that have the potential for the types of abuses that the integration doctrine is intended to address.3
     Integrating these types of transactions so that the reorganization transaction might need to be registered would not provide any additional meaningful protection to the participants in the reorganization — as the existing stockhholders, including the founder, executive management and professional investors are not the types of persons who usually require the protection provided by registration under the Securities Act. In fact, the delays and uncertainty caused by a narrow application of Rule 152 are more likely to harm those persons. Similarly, investors in the IPO would not materially benefit from the integration of the reorganization and the IPO.
     No Integration under the “Five Factors” Test
     The Company continues to believe that under a consistent application of the “Five Factors” test as first set forth in Securities Act Release No. 333-4552 (November 6, 1962), that the reorganization (including the issuance of the Company’s capital stock pursuant to the reorganization) should not be integrated with the IPO.
•	No Single Plan of Financing. The reorganization and the IPO represent different plans of financing, primarily because the reorganization is not a financing transaction. The reorganization does not involve any capital raising; it involves adjustments to the Company’s corporate and capital structure that result in the stockholders holding the same relative percentage interest in the Company as they did prior to the reorganization. The IPO involves both capital raising by the Company for its corporate purposes and sales by selling stockholders to provide them with their bargained-for return on their earlier preferred stock investment in the Company. (Note that this result could also have been achieved

[3]	The Commission previously sought to exclude reorganizations from integration with the corresponding IPO as part of its 1998 “Aircraft Carrier” proposals. The Commission recommended that a special approach be taken with respect to private offerings made before an initial public offering where the private offering at issue does not raise capital for the issuer but is conducted only to modify the issuer’s capital structure. Assuming satisfaction of the conditions of the rule, the private offering would not be integrated with a registered offering, without regard to the date that the reorganization agreement is entered into, the date that the reorganization is consummated, the existence of any material terms that are not yet fixed, or any relationship of the initial public offering price to the terms of the reorganization. In pertinent part, the proposed amendment provided: “For purposes of paragraph (a)(1) of this section, an offering of securities prior to the issuer’s initial offering registered under Section 5 of the Act (15 U.S.C. 77e) will be considered completed if: (i) It does not raise capital for the issuer; (ii) It is undertaken for the sole purpose of modifying the capital structure of the issuer; and (iii) It does not involve a roll-up transaction as defined in §228.901(c) of this chapter.

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July 9, 2007

through a primary-only IPO by the Company and the use of part of the offering proceeds to redeem those preferred stockholders).
•	The Same Class of Security. The Company acknowledges that both the reorganization and the IPO involve the issuance by the Company of the same class of security, namely the Company’s common stock.

•	Different Timing. The Company believes that the relevant date with respect to the investment decisions made by the stockholders and the reorganization occurred in December 2005, when the Founder sold 48% of his equity interest in the Company to the Institutional Investors and the parties agreed to a subsequent reorganization in the event of an IPO or other liquidity event. Although the final calculations of the shares issuable pursuant to the reorganization cannot be made until the IPO price is known, the Company’s view is that the reorganization was complete either in December 2005 or April 2007, whereas the Registration Statement was not filed until May 1, 2007, red herring prospectuses will not be printed and the road show will not take place until mid-July 2007 and the IPO, if completed, will not be completed until the end of July 2007.

•	Not the Same Consideration. The consideration to be received by the Company in the IPO is cash. However, because the reorganization is not for the purpose of raising capital, the consideration to be received by the Company is simply the securities being exchanged by existing beneficial owners of the Company’s common equity for common stock of the Company.

•	Not the Same General Purpose. The general purpose of the IPO is to raise capital, create a public market for the Company’s common stock and to facilitate the Company’s future access to the public equity markets. In contrast, the reorganization is not a capital-raising transaction for the benefit of the Company but is instead intended to simplify the Company’s capital structure, centralize the ownership interests of the current holders of equity interests of the Company and its operating subsidiaries, and otherwise adopt a corporate and capital structure the Company believes appropriate as it moves from being privately-held to being publicly-held.
     The Company believes that the “Five Factors” analysis set forth above, when viewed in the context of the types of potential abuse that the integration doctrine is intended to prevent, leads to the conclusion that the reorganization and the IPO should not be integrated. While the reorganization and the IPO admittedly are related, one of the primary purposes of the integration doctrine is to prevent the misuse of registration exemptions by bifurcating an offering

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July 9, 2007

of securities so as to attempt to deny certain investors the protections that come from compliance with registration under the Securities Act.
     In the Company’s situation, as discussed above, the reorganization does not involve any capital-raising or any activities normally associated with an offering of securities to a large number of potential investors with no prior relationship with the Company — the reorganization involves only Company insiders, who normally do not need the protections of registration. As noted earlier, integrating these types of transactions, so that the reorganization transaction might need to be registered, would not provide any additional meaningful protection to the participants in the reorganization. Similarly, investors in the IPO would not materially benefit from the integration of the reorganization and the IPO.
Analysis — The Selling Stockholders Are Not Underwriters
     The Staff appears to be taking the view that the selling stockholders are underwriters because the Staff believes that the selling stockholders’ participation in the reorganization and their intent to be selling stockholders in the IPO are analogous to situations in which recent private placement purchasers attempt to turn around and quickly resell those recently-acquired securities through a public offering.4 In addition, the Staff’s belief that the reorganization and the IPO should be integrated appears to lead the Staff to the conclusion that the selling stockholders are participants in a distribution and, therefore, are underwriters.5

[4]	In response to the Staff’s comment, the Company provided several examples of IPOs by other issuers which included selling stockholders, several of which included pre-IPO reorganizations, including reorganizations that included terms to be calculated based upon the IPO price. In those examples, the issuers were not required to include disclosure that the selling stockholders “are” or “may be deemed to be” underwriters. In response to the Staff’s comment, the Company provided several examples of IPOs by other issuers which included selling stockholders, several of which included pre-IPO reorganizations, including reorganizations that included terms to be calculated based upon the IPO price. In those examples, there is no evidence that the reorganization transactions were integrated with the IPO and the issuers were not required to include disclosure that the selling stockholders “are” or “may be deemed to be” underwriters. While the Company is aware of the limitations inherent in citing to other filings as precedent, the Company believes that these analogous situations illustrate that the use of the IPO price in connection with a pre-IPO reorganization does not, in and of itself, require that the reorganization and subsequent public offering be integrated, nor does the participation of selling stockholders in the offering following a reorganization necessarily result in those selling stockholders being underwriters in the offering. After reviewing these examples, the Staff informed the Company that these examples were not helpful. The Staff did not elaborate on why these examples were not helpful. The examples provided were (i) Solera Holdings, Inc., May 10, 2007; (ii) Consolidated Communications Holdings, Inc., July 21, 2005; (iii) VistaPrint Limited, August 15, 2005; (iv) RBC Bearings Incorporated, August 9, 2005; and (v) Kirkland’s, Inc., July 10, 2002. In addition, the Company also now directs the Staff to similar additional examples of IPOs, such as: (i) Switch & Data Facilities Company, Inc., February 7, 2007; (ii) Crocs, Inc., February 7, 2006; and (iii) Universal Technical Institute, December 16,2003.

[5]	The Staff cited Zumiez Inc., May 5, 2005, and McCormick & Schmick’s Seafood Restaurants, Inc., July 20, 2004, as examples of IPOs where the registration statement did in fact include the disclosure requested by the Staff in this case (i.e., that the selling stockholders “are” underwriters). We note, however, that in McCormick & Schmick’s the selling stockholders ended up not selling in the transaction, and the size of the IPO was reduced accordingly.

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     The Company believes that it is not necessary or appropriate to name the selling stockholders participating in the IPO as underwriters in the IPO prospectus. As discussed in detail above, the Company believes that the reorganization and the IPO should not be integrated, and, if they are not integrated, the Staff’s primary basis for requesting that they be named as underwriters would appear to be mooted. In addition, the question of whether or not a person is an underwriter requires a fact-specific analysis, and the Company believes that an analysis of a number of factors that the Staff has traditionally looked to when considering who may qualify as an “underwriter” weighs against that conclusion. In particular, the selling stockholders’ ownership positions in the Lululemon Group have been held for a substantial period of time. The Institutional Investors acquired their interests from the Company’s Founder in December 2005. Their purchases were made in private transactions for investment purposes, and not with any view to an immediate resale that would call into question whether the Institutional Investors were merely acting as a conduit for any of the Lululemon Group companies.
     Further, while the title and some of the characteristics of the securities in which they originally invested will change as a result of the reorganization, those changes were contemplated in December 2005 and the changes do not result in any diminution or increase in the relative percentage ownership interests of the investors. If the Staff believes that the securities to be issued to the selling stockholders in connection with the reorganization are relevant to the analysis, the Company’s view is that the fact such securities will be issued to the selling stockholders in a transaction not involving any capital-raising and with the purpose of rationalizing the Company’s corporate and capital structure do not lead to a conclusion that the issuance is a key component of a distribution by the Company through the selling stockholders.
     The selling stockholders also are not in the business of distributing securities or acting as a broker or dealer — the Institutional Investors are in the business of investing in private and public companies and seeking a return on those investments through dividend payments and disposition of their investments at a later date, whether by redemption of their preferred interests, sale of the securities in private or public transactions (either the preferred security or the common stock issuable to them upon conversion of the preferred securities), merger, or otherwise. By contrast to the investment banks underwriting the IPO, the selling stockholders: (1) did not purchase their securities with a view toward distribution, (2) are not receiving any underwriter compensation or discount in connection with their participation in the IPO and (3) will not be involved in identifying or selecting to which investors shares will be allocated by the underwriters in the IPO (other than any involvement they may have in the reserved share program). In addition, other than the Founder, who is also an executive officer of the Company and will participate in road show presentations arranged by the underwriters, the selling stockholders will not have active involvement in marketing the securities to investors in the IPO. What the selling stockholders have in fact done — founded and grew the Company, in the case of the Founder, and making a single investment in the Company in 2005, in the case of the Institutional Investors — has no part of what underwriters do in connection with underwriting an offering.

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     In addition, the Company and the selling stockholders understand that the question of whether a person is an “underwriter” is based on particular facts and circumstances and unless the instant facts and circumstances were adjudicated or fell within binding precedent, the Company and the selling stockholders are reluctant to commit to the disclosure requested by the Staff because it may not be correct as a matter of law. Given the subjective nature of the analysis necessary to determine if the selling stockholders are underwriters, the Company believes that the Staff’s comment that the selling stockholders “are underwriters” is inappropriate.6
Alternative Proposed by the Company
     Although the Company continues in its belief that the Company’s pre-IPO reorganization and the IPO should not be subject to integration and that the selling stockholders participating in the IPO should not be considered underwriters with respect to the IPO, in the interests of resolving these matters and allowing the Company to proceed with the IPO on its planned schedule, the Company has suggested (and the selling stockholders have concurred) including language in the underwriting section of the Registration Statement that with respect to the shares sold for their respective accounts, the selling stockholders “may be deemed to be” underwriters. This disclosure approach would be acceptable to the Company and the selling stockholders because it leaves the determination of whether the selling stockholders are indeed underwriters to a more appropriate forum in the future.

     We appreciate your willingness to continue to consider these issues and would welcome the opportunity to provide you with any additional information that you believe may help in their resolution. As we have discussed, the Company already has been forced to delay the printing of its red herring prospectuses and the commencement of its road show activities from today’s planned start date (resulting in a truncated road show), so we also would greatly appreciate your prompt consideration of this additional response and analysis.
     If for any reason you conclude that the Staff’s comments on this issue are not resolved by this letter, the Company requests the opportunity to meet with you and those members of the Staff you believe appropriate to discuss the reasons for your conclusion and allow the Company and its representatives to respond to your specific concerns. In order to meet

[6]	The Staff appears to have taken a similar view in the past. In the course of researching this topic, we reviewed a Staff comment letter issued to SIRVA, Inc. As in the case of the Company’s Registration Statement, the Staff requested disclosure concerning the potential underwriter status of selling stockholders. In pertinent part, the Staff’s comment stated “We believe that the determination for whether a particular seller in a distribution not directly from the issuer is an underwriter is one best made, if necessary, in the context of securities litigation, not in the course of reviewing a filing.” In that case, it appears from the correspondence that the Staff directed the issuer to disclose in its registration statement that its selling stockholders “may be deemed” to be underwriters.

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July 9, 2007

its revised timetable for the IPO, the Company requests that this meeting take place Tuesday afternoon, July 10, 2007.
     Please direct any questions concerning this filing to the undersigned at 202.220.1513 or to Robert A. Friedel at 215.981.4773 or to Robert Smith at 610.640.7826.

Very truly yours,
/s/Thomas L. Hanley
Thomas L. Hanley

cc:	Robert Meers
John Currie
Kevin Kennedy
Tahir Ayub
Barry M. Abelson
Robert Smith

Securities and Exchange Commission
July 9, 2007

EXHIBIT A
RELEVANT SEC STAFF COMMENTS AND COMPANY RESPONSES
Staff comment number 2 from Comment Letter dated May 31, 2007 and Company’s response dated June 11, 2007
2.	We note that prior to or simultaneously with the commencement of the offering, you will participate in a corporate reorganization that will involve the issuance of the following securities: (1) common stock to existing stockholders, nonparticipating preferred stockholders of Lulu USA, and Slinky, an entity affiliated with Mr. Wilson and (2) special voting stock and Lulu Canadian exchange shares that are exchangeable into your common stock. Please provide us with your analysis with respect to the potential for the integration of the offers and sales of common stock and special voting and exchange shares and the public offering of common stock, including a discussion of any relevant Staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 2, 1992). We may have further comment.
     Rule 152 under the Securities Act of 1933, as amended (the “Securities Act”) provides that the exemption from registration provided by Section 4(2) of the Securities Act is available for “transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.” The potential integration of a private offering and a subsequent public offering was further defined in the Black Box Incorporated No Action Letter (June 26, 1990), in which the Staff indicated that a private offering will be deemed to be completed for purposes of Rule 152 once the only remaining conditions to its closing are beyond the control of the investors, such that their investment decisions have been made. The Staff has further indicated that “the filing of a registration statement is deemed to be the commencement of a public offering.” Squadron, Ellenoff, Plesant & Lehrer No Action Letter (February 28, 1992).
     Based upon this analysis, the Company respectfully submits that the issuance of (i) its common stock to the Company’s existing stockholders and to the equity holders of LIPO Investments (Cananda) Inc. and (ii) special voting stock and Lulu Canadian Holding, Inc. exchangeable shares (collectively, with such common stock and special voting stock, the “Capital Stock”) in connection with the reorganization of the Company as contemplated by the Agreement and Plan of Reorganization dated as of April 26, 2007 (the “Reorganization Agreement”), by and among Lululemon Corp., Lululemon Athletica USA, Inc., Lululemon Athletica Inc., LIPO Investments (USA), Inc., LIPO Investments (Canada), Inc., (“LIPO (Cananda)”) Lulu Canadian Holding, Inc. and the other parties named therein, are not subject to integration with the Company’s initial public offering (the “IPO”). The Reorganization Agreement, and the investment decisions of the Company’s stockholders contemplated therein, including the issuance of the Capital Stock in connection with the reorganization of the Company in the event of an initial public offering, were completed prior to the commencement of the IPO. The Reorganization Agreement was entered into on April 26, 2007. The initial Registration Statement on Form S-1 of the Company relating to the IPO was not filed until May 1, 2007. The Reorganization Agreement provides binding terms and provisions under which each of the stockholders has agreed to purchase and acquire shares of the Capital Stock, and the execution of the Reorganization Agreement represents a completed private placement of such capital stock for purposes of Rule 152. None of the stockholders who are parties to the Reorganization Agreement retained any discretion with respect to the acquisition of the Capital Stock contemplated in the Reorganization Agreement after the agreement was executed. Furthermore, the investors have no discretion to terminate the Reorganization Agreement; the Reorganization Agreement terminates automatically if the Company decides not to proceed with the IPO.
     Accordingly, the Company respectfully submits that Rule 152 is a valid basis for separating the transactions contemplated in the Reorganization Agreement and the IPO.

Securities and Exchange Commission
July 9, 2007

     Notwithstanding the Company’s view with respect to the application of Rule 152 to the separation of the transactions contemplated in the Reorganization Agreement and the IPO, for the sake of completeness the Company also respectfully asserts that based upon the Commission’s “Five Factors” test first set forth in Securities Act Release No. 333-4552 (November 6, 1962), the transactions contemplated in the Reorganization Agreement, including the issuance of the Capital Stock, should not be integrated with the IPO. The five factors that the Commission has developed to determine whether the integration doctrine should apply to multiple transactions are as follows: (1) whether the sales are part of a single plan of financing; (2) whether the sales involve the issuance of the same class of securities; (3) whether the offerings are made at or about the same time; (4) whether the same type of consideration is being received; and (5) whether the sales are made for the same general purpose.
     Based on the application of the Five Factors test, as discussed below, the Company believes that the transactions contemplated in the Reorganization Agreement, including the issuance of the Capital Stock, should not be integrated with the IPO.
•	Single Plan of Financing. The Reorganization Agreement and the IPO represent different plans of financing from the Company’s perspective. In the Reorganization Agreement, the Company and certain of its existing stockholders agreed to the terms of the exchange of the existing securities of the Company and LIPO (Canada) upon the completion of the IPO, primarily to (i) simplify the Company’s corporate structure such that, with the exception of the exchangeable shares (the “Exchangeable Shares”) to be issued by Lulu Canadian Holding, Inc., all equity and voting interests in the lululemon entities will be held through the Company, and (ii) eliminate dividend-accruing preferred stock, and not as a means of raising money. In the IPO, the Company is offering securities to a broad range of new investors to raise cash for the future growth of its business.

•	Same Class of Security. The Company acknowledges that both the Reorganization Agreement and the IPO involve the issuance by the Company of the same class of security, namely the Company’s common stock.

•	Timing. Although the Reorganization Agreement contemplates transactions that will ultimately occur upon the closing of the IPO, the investment decision of each investor relating to those transactions was made when the Reorganization Agreement was signed. The Reorganization Agreement is an agreement among the Company and each of its existing investors, each of whom made its initial decision to invest in the Company’s securities no later than December 2005, when the Company’s then sole stockholder, Mr. Chip Wilson, sold 48% of his equity interest in the Company to a group of private equity investors.

•	Consideration Received. The consideration to be received by the Company in the IPO is cash. The consideration that the Company will receive from the transactions contemplated in the Reorganization Agreement is the exchanged shares of preferred stock.

•	Same General Purpose. The general purpose of the IPO is to create a public market for the Company’s common stock and to facilitate the Company’s future access to the public equity markets. The general purpose of the Reorganization Agreement is to provide for the exchange of the Company’s outstanding preferred stock upon the closing of the IPO as well as to simplify the Company’s organizational structure.
     Pursuant to Rule 152 and based upon the application of the “Five Factors” test, the Company respectfully submits that the transactions contemplated in the Reorganization Agreement, including the issuance of the Capital Stock, should not be integrated with the IPO.

Securities and Exchange Commission
July 9, 2007

Staff comment number 1 from Comment Letter dated June 27, 2007 and Company’s response dated June 29, 2007
     1. We note your response to comment 2 in our letter dated May 30, 2007. It appears that although the holders of preferred stock will receive common stock on a pro rata basis, the actual number of shares of common stock to be received will be determined by the initial public offering price. Because you have not yet fixed a material term, it appears that the private placement was not completed before you filed the registration statement. Accordingly, you may not rely on Rule 152 to avoid integration. Please revise your disclosure to address integration and also revise to identify the selling stockholders as underwriters.
     The Company duly notes the Staff’s comment, and respectfully submits that Rule 152 under the Securities Act is a valid basis for separating the transactions contemplated by the Agreement and Plan of Reorganization dated as of April 26, 2007 (the “Reorganization Agreement”), by and among Lululemon Corp., Lululemon Athletica USA, Inc., Lululemon Athletica Inc., LIPO Investments (USA), Inc., LIPO Investments (Canada), Inc., (“LIPO (Cananda)”) Lulu Canadian Holding, Inc. and the other parties named therein, and the Company’s initial public offering (the “IPO”).
     The Staff has previously indicated that a private offering will be deemed to be completed for purposes of Rule 152 once the only remaining conditions to its closing are outside of the control of the investors, such that their investment decisions have been made. (See, e.g., the Black Box Incorporated No Action Letter (available June 26, 1990).) The Company notes that:
(i) the execution and delivery of the Reorganization Agreement by all of the parties thereto was completed prior to the filing of the Registration Statement;
(ii) the parties’ obligation to exchange their shares on the terms set forth in the Reorganization Organization (including the formula for calculating the share numbers) was fixed at the time the Reorganization Agreement was executed and delivered; and
(iii) the sole remaining condition to the consummation of the transactions specified in the Reorganization Agreement — or put differently, the triggering event for the consummation of the transactions specified in the Reorganization Agreement — is the execution of an underwriting agreement for the IPO by the Company and the underwriters (i.e., the pricing of the IPO), a condition which is outside of the control of the stockholder parties to the Reorganization Agreement.
     As such, the stockholders’ investment decision has been made and the private placement contemplated by the Reorganization Agreement is complete for purposes of Rule 152.
     On December 5, 2005, more than a year before the Registration Statement relating to the IPO was filed, the Company and its stockholders entered into a stockholders agreement (the “Stockholders Agreement”), previously filed as Exhibit 10.8 to the Registration Statement. The Stockholders Agreement provided that upon a decision to proceed with an initial underwritten public offering, each of the stockholders was required to support a reorganization of the Company’s capital stock and the capital stock of the Company’s subsidiaries such that Lululemon Athletica USA Inc. and Lululemon Athletica Inc. would become the Company’s direct (or indirect) wholly-owned subsidiaries (collectively, the “Reorganization”). The purpose of the Reorganization Agreement was to amplify and clarify the terms of the reorganization contemplated by each of the stockholders in December 2005.
     Under the terms of the Reorganization Agreement, each of the parties agreed to the consummation of the Reorganization automatically and immediately following the time when an underwriting agreement for the IPO has been executed by the Company and the underwriters. None of the stockholders who are parties to the Reorganization Agreement retained any discretion with respect to the acquisition of the capital stock contemplated in the

Securities and Exchange Commission
July 9, 2007

Reorganization Agreement after the agreement was executed. Furthermore, the investors have no discretion to terminate the Reorganization Agreement; the Reorganization Agreement terminates automatically if the Company decides not to proceed with the IPO.
     In its comment letter dated June 27, 2007, the Staff correctly points out that the actual number of shares of common stock to be received in connection with the Reorganization will be determined by the IPO price. However, the IPO price merely serves as a data point to complete a fixed formula that determines the allocation of the shares in the Reorganization. The stockholder parties to the Reorganization Agreement have no discretion with respect to the determination of the IPO price. Once the IPO price is determined, the Reorganization is automatically consummated, and the parties have no discretion with respect to the operation of the conversion mechanic (i.e., the formula), nor will they have an opportunity to change their investment decisions or modify the terms of the Reorganization.
     Because the conditions to the consummation of the Reorganization are beyond the control of the stockholders, the Company respectfully submits that the private offering was completed as of April 26, 2007 and Rule 152 is a valid basis for separating the transactions contemplated in the Reorganization Agreement and the IPO.
     Notwithstanding the foregoing, for the sake of completeness the Company again respectfully asserts that based upon the Commission’s “Five Factors” test first set forth in Securities Act Release No. 333-4552 (November 6, 1962), the transactions contemplated in the Reorganization Agreement, including the issuance of the Company’s capital stock, should not be integrated with the IPO. For the convenience of the Staff, the Company has restated below the analysis of the Commission’s “Five Factors” test included in the Company’s response letter dated June 11, 2007.
     The five factors that the Commission has developed to determine whether the integration doctrine should apply to multiple transactions are as follows: (1) whether the sales are part of a single plan of financing; (2) whether the sales involve the issuance of the same class of securities; (3) whether the offerings are made at or about the same time; (4) whether the same type of consideration is being received; and (5) whether the sales are made for the same general purpose. Based on the application of the Five Factors test, as discussed below, the Company believes that the transactions contemplated in the Reorganization Agreement, including the issuance of the Capital Stock, should not be integrated with the IPO.
•	Single Plan of Financing. The purpose of issuing shares in the IPO is to raise cash for the Company’s business as described in Use of Proceeds in the prospectus. The purpose of issuing shares in the reorganization is to fulfill pre-existing economic rights of existing stockholders. The Company will not receive any cash in the reorganization. As such, the Reorganization Agreement and the IPO represent completely different plans of financing. More specifically in the Reorganization Agreement, the Company and certain of its existing stockholders agreed to the terms of the exchange of the existing securities of the Company and LIPO (Canada) upon the pricing of the IPO, primarily to (i) simplify the Company’s corporate structure such that, with the exception of the exchangeable shares (the “Exchangeable Shares”) to be issued by Lulu Canadian Holding, Inc., all equity and voting interests in the lululemon entities will be held through the Company, and (ii) eliminate dividend-accruing preferred stock, and not as a means of raising money. In the IPO, the Company is offering securities to a broad range of new investors to raise cash for the future growth of its business.

•	Same Class of Security. The Company acknowledges that both the Reorganization Agreement and the IPO involve the issuance by the Company of the same class of security, namely the Company’s common stock.

•	Timing. Although the Reorganization Agreement contemplates transactions that will ultimately occur in connection with the pricing of the IPO, the investment decision of each investor relating to those transactions was made when the Reorganization Agreement was signed. The Reorganization Agreement is an agreement among the Company and each of its existing investors, each of whom made its initial decision to invest in the Company’s securities no later than December 2005, when the Company’s then sole

Securities and Exchange Commission
July 9, 2007

stockholder, Mr. Chip Wilson, sold 48% of his equity interest in the Company to a group of private equity investors.
•	Consideration Received. The consideration to be received by the Company in the IPO is cash. The consideration that the Company will receive from the transactions contemplated in the Reorganization Agreement is the exchanged shares of preferred stock.

•	Same General Purpose. The general purpose of the IPO is to create a public market for the Company’s common stock and to facilitate the Company’s future access to the public equity markets. The general purpose of the Reorganization Agreement is to provide for the exchange of the Company’s outstanding preferred stock upon the closing of the IPO as well as to simplify the Company’s organizational structure.
     Pursuant to Rule 152, or in the alternative, based upon the application of the “Five Factors” test, the Company respectfully resubmits that the transactions contemplated in the Reorganization Agreement, including the issuance of the Company’s capital stock, should not be integrated with the IPO.

Securities and Exchange Commission
July 9, 2007

EXHIBIT B
SUMMARY OF DECEMBER 2005 INVESTMENT STRUCTURE
     In order to structure the December 2005 investment by the Institutional Investors in a 48% interest in the Lululemon Group, four holding companies were created to acquire and hold all of the equity interests in Lulu Canada and Lulu USA, the two operating companies.
     The four holding companies that were formed were the Company, Lulu Canadian Holding, Inc. (“Lulu Canadian Holding”), LIPO Investments (USA) Inc. (“LIPO USA”), and LIPO Investments (Canada) Inc. (“LIPO Canada”). The Company was formed as a corporation under Delaware law while Lulu Canadian Holding, LIPO USA and LIPO Canada were each formed under the laws of British Columbia.
     Prior to the sale of 48% of the Founder’s interest in the Lululemon Group, the Founder transferred his interest in Lulu Canada and Lulu USA to LIPO Canada and LIPO USA, respectively, both of which were beneficially owned by the Founder.
     On December 5, 2005 (the “Investment Date”), through a series of transactions, Lulu Canadian Holding. a wholly-owned subsidiary of the Company, acquired 48% of Lulu Canada while LIPO Canada retained a 52% interest in Lulu Canada. The Institutional Investors’ interests in Lulu Canada were held indirectly through their ownership of all of the outstanding Series A Preferred Stock of the Company, which, as of the Investment Date, represented a 48% interest in Lulu Canada. The Founder’s 52% interest in Lulu Canada as of the Investment Date was represented by his ownership of LIPO Canada, which in turn owns 52% of Lulu Canada.
     On the Investment Date, the Company also acquired all of the issued and outstanding shares of participating preferred stock of Lulu USA. On the same date, the Institutional Investors and LIPO USA acquired 48% and 52%, respectively, of the non-participating preferred stock of Lulu USA for a nominal amount. Effectively, all of the economic value of Lulu USA is held by the Company, 48% of which was beneficially owned by the Institutional Investors through their ownership of Series A Preferred Stock of the Company as of the Investment Date and 52% of which was beneficially owned by LIPO USA through its ownership of Series TS Preferred Stock of the Company.
     The Series TS Preferred Stock of the Company is a tracking stock which entitles LIPO USA only to the economic rights associated with the equity of Lulu USA and represents the Founder’s 52% interest in Lulu USA. This tracking stock was implemented to ensure that LIPO USA’s interest in the Company did not result in the Founder effectively owning more than a 52% interest in Lulu Canada by virtue of the Company’s indirect ownership of 48% of Lulu Canada.
     As a result of the foregoing transaction, the Founder effectively retained a 52% interest in the Lululemon Group and the Institutional Investors acquired a 48% interest in the Lululemon Group. More specifically, Advent International Corporation and Brooke Private

Securities and Exchange Commission
July 9, 2007

Equity acquired a 38.4% interest in the Lululemon Group and Highland Capital Partners acquired a 9.6% interest in the Lululemon Group as of the Investment Date.
     Tax Objective as the Rationale for the 2005 Investment Structure. At the time of the Institutional Investors’ investment in the Lululemon Group, Lulu Canada and Lulu USA were under the common control of the Founder, but there was no holding company structure in place. The Institutional Investors desired to structure their investment by creating a holding company formed under US law that would own all of the issued and outstanding capital Lulu Canada and Lulu USA. In this US holding company structure, the Institutional Investors and the Founder would own 48% and 52%, respectively, of the newly formed holding company. However, implementing a purely US holding company structure would have had significant adverse Canadian tax consequences for the Founder. He would have been subject to Canadian tax not only on the 48% of Lulu Canada that he was selling, but also on the 52% of the stock he was retaining.
     Through negotiation, the Founder and the Institutional Investors developed a structure to defer the Canadian tax on the appreciation in the 52% of the stock that the Founder retained. The parties agreed that the Institutional Investors would invest in a newly formed entity, the Company, which in turn would directly acquire 100% of the Founder’s interest in Lulu USA and indirectly acquire 48% of the Founder’s interest in Lulu Canada as described above under “Factual Background — 2005 Investment.”
     The investment structure in December 2005 was designed in part to mitigate the Founder’s tax exposure in the implementation of the holding company structure as part of the sale of his 48% interest in the Lululemon Group.
     LIPO Entities. As previously stated, LIPO USA and LIPO Canada were formed for the purpose of holding the Founder’s interest in the Company, Lulu USA and Lulu Canada. At the time of their formation, the Founder beneficially owned all of the equity of LIPO USA and LIPO Canada. The Founder established equity incentive plans for LIPO USA and LIPO Canada for the purpose of granting equity-based incentive awards to employees of the Lululemon Group who assisted him in the growth and development of the Lululemon Group prior to the Investment Date. By establishing these equity incentive plans at LIPO USA and LIPO Canada, the share dilution represented by the equity-based awards affected only the ownership interests of the Founder and not the Institutional Investors. The equity-based awards granted to each employee under the LIPO USA and LIPO Canada plans represented the same percentage interest in both LIPO USA and LIPO Canada. The equity awards which had vested as of the Investment Date and which have vested through the date of this letter represent less than a 15% interest in LIPO USA and LIPO Canada. The employee equity award holders of LIPO USA and LIPO Canada do not have or share any direct or indirect voting control over the securities of Lulu USA and Lulu Canada held by LIPO USA and LIPO Canada, all of which is maintained by the Founder.

Securities and Exchange Commission
July 9, 2007

     Lulu Canada and Lulu USA. In order to provide an equity incentive to employees, the boards of Lulu Canada and Lulu USA adopted equity incentive plans. Because the Company did not own 100% of the equity of Lulu Canada and Lulu USA, adopting an equity incentive plan at the Company level would not have provided an equity award holder an equity right in equivalent percentage of the business, operations and assets of both Lulu USA and Lulu Canada. As a result, two separate plans were adopted at the Company’s operating companies, Lulu Canada and Lulu USA, to ensure that employees equitably participated in equal percentages in the growth of both operating companies. Each employee who received an option to acquire shares in Lulu Canada also received an option to acquire an identical number of shares in Lulu USA. The terms of the option plans for Lulu Canada and Lulu USA provide that in the event of a reorganization of Lulu Canada and Lulu USA, respectively, any outstanding options would be equitably adjusted so as to maintain the intrinsic value of each option. The holders of options issued by Lulu Canada and Lulu USA are not entitled to vote on the reorganization and are not voting on the reorganization.

Securities and Exchange Commission
July 9, 2007

EXHIBIT C
PRE-REORGANIZATION CORPORATE AND CAPITAL STRUCTURE

(1)	Dennis Wilson is the controlling stockholder of LIPO Investments (USA) and LIPO Investments (Canada). He holds common shares in these companies in his individual capacity and in his capacity as trustee under a trust arrangement established for the benefit of the other stockholders of these companies, all of whom are Lululemon employees.

Securities and Exchange Commission
July 9, 2007

EXHIBIT D
DETAILED ANALYSIS — NO EFFECT OF REORGANIZATION ON
RELATIVE OWNERSHIP INTERSTS OF STOCKHOLDERS
     As of the estimated effective date of the Registration Statement, there will be approximately $220.5 million of aggregate stated value plus accrued dividends of all outstanding preferred stock of the Company and Lulu Canada, which is referred to herein as investment value. As illustrated below, there will be no change in the relative economic ownership of the stockholders of the Company, Lulu Canada and Lulu USA on a pre- and post-reorganization basis.

	Pre-Reorganization Relative		Post-Reorganization Relative
Stockholder	Economic Value		Economic Value
	Dollars	Percentage	Dollars (3)	Percentage
Institutional Investors	$105,655,257.16	47.90%	$384,722,932.00	47.90%
Founder (1)	$114,459,361.06	51.89%	$416,781,376.00	51.89%
Other Stockholders (2)	$468,006.17	0.21%	$1,704,153.00	0.21%
Total	$220,582,624.39	100.00%	$803,208,461.00	100.00% (4)

Notes:

(1)	Represents the interest of the Founder, LIPO Canada and LIPO USA.

(2)	In mid-December 2006, the Company issued shares of Series A Preferred Stock to two members of the Board of Directors of the Company for cash consideration.

(3)	Dollar amounts are based on an assumed initial public offering price of $11 per share. If the initial public offering price is higher or lower than $11 per share, the dollar amounts indicated would be higher or lower, respectively, but the corresponding percentages would remain unchanged from the percentages set forth in this table.

(4)	This percentage amount is slightly higher than the amount shown in the Principal and Selling Stockholder table in the Registration Statement because, in connection with the reorganization, shares of the Company representing 2.04% of the Company’s common stock will be issued to employees in respect of vested equity incentive awards granted on or about the Investment Date by LIPO USA and LIPO Canada, thereby reducing the Founder’s percentage ownership interest by a corresponding amount.